Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

May 13, 2021

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Catalyst Partners Acquisition Corp. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-254131)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join the request of Catalyst Partners Acquisition Corp. that the effectiveness for the above-captioned Registration Statement on Form S-1 filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on May 17, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the preliminary prospectus dated May 3, 2021 (the “Preliminary Prospectus”) as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ Olympia McNerney
Name: Olympia McNerney
Title: Managing Director

[Signature Page to Acceleration Request Letter]